CONFIDENTIAL
TREATMENT
REQUESTED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-69118

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Advanced Strategies Broker Dealer LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1308 Dallas Road
(No. and Street)

Chattanooga	TN	37405
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charles Bikas	423-580-4307	cbikas@asbdllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVENUE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Bikas_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Advanced Strategies Broker Dealer LLC_____, as of 3/20_____, 2 025____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

[Notary stamp: DIONDRE FLETCHER — STATE OF TENNESSEE NOTARY PUBLIC — HAMILTON COUNTY]

Notary Public

Signature: _[signature: Charles Bikas]_

Title: Managing Member

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ ~~(b) Notes to consolidated statement of financial condition.~~
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Advanced Strategies Broker Dealer LLC
Statement of Financial Condition
December 31, 2024

ASSETS

Cash	$14,854
Prepaid Expenses	171
Receivable from Mutual Funds	1,690
Total Assets	$16,715

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Due to Outside Vendors	58
Due to Member	1542
Due to Brokers	1383
Total Liabilities	2983
MEMBER'S EQUITY	13,732
Total Liabilities and Member's Equity	$16,715

The accompanying notes are an integral part of these financial statements

Advanced Strategies Broker Dealer LLC
Statement of Operations
For the Year Ended December 31, 2024

REVENUES

Mutual Fund Fees - 12b1	$	13,271
Commissions - Mutual Fund and Variable Annuity Sales		22,441
529 Plan Sales		865
Fees from Brokers		1,176
Total Revenues		37,753

EXPENSES

Commissions		26,671
Occupancy		338
Communications		3,155
Other Operating Expenses		13,885
Total Expenses		44,049
NET INCOME (Loss)	$	(6,296)

The accompanying notes are an integral part of these financial statements

Advanced Strategies Broker Dealer LLC
Statement of Cash Flows
For the Year Ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:

Adjustments to Reconcile Net Income to Net Cash Provided by Operations:

Net Income	($6,296)
Accounts Receivable	67
Prepaid Expenses	76
Accounts Payable	23
Due to Member	628
Due to Brokers	281
NET CASH PROVIDED BY OPERATING ACTIVITIES	($5,221)

CASH FLOW FROM FINANCING ACTIVITIES

Member contributions	9,114
NET CASH PROVIDED BY FINANCING ACTIVITIES	9,114
NET INCREASE IN CASH	$3,893

CASH BALANCE

Beginning of Period	10,960
End of Period	14,853

SUPPLEMENTAL DISCLOSURE

Cash paid for interest	0
Cash paid for taxes	0

The accompanying notes are an integral part of these financial statements

Advanced Strategies Broker Dealer LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2024

Beginning Balance, December 31, 2023	$	10,914
		-
2024 Net Income		(6,296)
2024 Contributions		9,114
Ending Balance, December 31, 2024	$	13,732

The accompanying notes are an integral part of these financial statements

Advanced Strategies Broker Dealer LLC
Notes to Financial Statements
December 31, 2024

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Organization and Description of Business</u>: Advanced Strategies Broker Dealer, LLC (the "Company"), a limited liability company, was organized in June 2012 and became a broker-dealer in August 2013. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

As a Limited Liability Company, the Member's liability is limited to this investment.

The Company's primary business is brokerage of mutual funds, 529 plans and variable annuities, and it operates under the provisions of paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company operates from an office located in Chattanooga, Tennessee and its customers are primarily in Tennessee, Georgia, North Carolina, South Carolina and Texas.

<u>Cash and Cash Equivalents</u>: For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. As of December 31, 2024, the Company had no uninsured cash balances.

<u>Income Taxes:</u> The Company is a sole proprietorship for income tax reporting purposes. Income or losses flow through to the member and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED...

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Commissions - Mutual Fund and Variable Annuity Sales: Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. Commissions and fees received from the sale of mutual funds and variable annuities are recognized at the time the associated service is fulfilled, including the investment company receiving the application which is based on the trade date.

Mutual Fund - Fees 12b-1: The company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as in a combination thereof. Ther Company believes that its performance obligation is the sales of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Advanced Strategies Broker Dealer LLC
Notes to Financial Statements
December 31, 2024

Significant Judgements:

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; whether contraints on variable consideration should be applied due to uncertain future events.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each mutual fund or insurance company.

The carrying amount of the accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all deliquent accounts receivable balances and based on assessment of the current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Generally, receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

NOTE B - NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024 the Company had net capital of $13,561 which was $8,561 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .22.

page 3 of 5

Advanced Strategies Broker Dealer LLC
Notes to Financial Statements
December 31, 2024

NOTE C - RELATED PARTY

The Company has an expense sharing agreement with its Member. Under the terms of the agreement, the Company pays the Member for certain costs provided to the Company, primarily utility expenses for the office premise provided. The amount expensed for the year ended December 31, 2024 was approximately $549. The balance due to the Member on the accompanying statement of financial condition arose from this agreement.

NOTE D - SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is compromised of several classes of services, including agency transcations for mutual funds, variable annuities and 529 plans. The Company has identified the Managing Member as the Chief Operating Decision Maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally the CODM uses excess net capital, which is not a meassure of profit and loss, to make operational decisions while maintaining capital adequecy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment annd therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE E - COMMITMENTS AND CONTINGENCIES

The company does not have any commitments or contingencies.

NOTE F - SUBSEQUENT EVENTS

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

NOTE G - CREDIT LOSSES

The company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to detemine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company had accounts receivable as of December 31st, 2023 and 2024 of $1,757 and $1,690 respectively.

NOTE H - COMPANY CONDITIONS

The company had a loss of $6,296 for the year ending December 31st, 2024
and has received capital capital contributions from its stockholder for working capital.
The Company's stockholder has represented that he intends to continue making
capital contributions, as needed, to ensure the Company's continuing operations.
The stockholder has the financial wherewithal to continue contributing, as required.

Management expects the Company to continue as a going concern and the
accompanying financial statements have been prepared on a going-concern basis
without adjustments for realization in the event the Company ceases to continue
as a going concern.

Advanced Strategies Broker Dealer LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission Act of 1934
As of December 31, 2024

NET CAPITAL:

Total Member's Equity	$	13,732
Less:		
Prepaid Expenses		(171)
Net Capital Before haircuts		13,561
Less haircuts		0
Net Capital		13,561
Minimum Net Capital Required		5,000
Excess Net Capital		8,561
Aggregate Indebtedness		2,983
Minimum Net Capital Required Based on Aggregate Indebtedness	$	199
Ratio of Aggregate Indebtedness to Net Capital		0.2200

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED
IN PART IIA OF FORM X-17a-5 AS OF DECEMBER 31, 2024

There is no material difference between net capital as reported on
Form X-17A-5 and net capital as computed above.

Advanced Strategies Broker Dealer LLC

Schedule II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFOMRATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2024

The Company is not claiming an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities.

Advanced Strategies Broker Dealer LLC

Schedule III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2024

The Company does not claims an exemption under Rule 15c3-3 under the Securities and Exchange Act of 1934 due to its limited business activities and reliance on Footnote 74.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Advanced Strategies Broker Dealer LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Advanced Strategies Broker Dealer LLC as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Advanced Strategies Broker Dealer LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Advanced Strategies Broker Dealer LLC's management. Our responsibility is to express an opinion on Advanced Strategies Broker Dealer LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Advanced Strategies Broker Dealer LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Advanced Strategies Broker Dealer LLC's financial statements. The supplemental information is the responsibility of Advanced Strategies Broker Dealer LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Advanced Strategies Broker Dealer LLC's auditor since 2020.

Maitland, Florida

March 13, 2025

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130	*Certified Public Accountants*	Telephone 407-740-7311
Maitland, FL 32751	Email: pam@ohabco.com	Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Advanced Strategies Broker Dealer LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Advanced Strategies Broker Dealer LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to mutual funds, variable annuities, unit investment trusts and 529 plans. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Advanced Strategies Broker Dealer LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Advanced Strategies Broker Dealer LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

March 13, 2025

Advanced Strategies Broker Dealer LLC
1308 Dallas Road
Chattanooga, TN 37405

E-Mail
cbikas@asbdllc.com

Cell Phone
(423) 580-4307

Advanced Strategies Broker Dealer LLC's Exemption Report

Advanced Strategies Broker Dealer LC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to *mutual funds, variable annuities, unit investment trusts and 529 plans* and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and

(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Advanced Strategies Broker Dealer LLC

I, Charles Bikas, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Charles Bikas
Title: Managing Member

February 12th, 2025